Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions)
Income before income taxes	$1,161	$901	$660	$377	$428
Plus fixed charges:
Interest expense including amortization of debt issuance costs	34	71	77	78	92
Assumed interest element included in rent expense	21	21	17	16	5

	55	92	94	94	97

Adjusted earnings	1,216	993	754	471	525
Fixed charges	(55)	(92)	(94)	(94)	(97)

Excess of earnings to cover fixed charges	$1,161	$901	$660	$377	$428

Ratio of earnings to fixed charges (1)	22.29	10.84	8.02	5.01	5.41

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.